Exhibit 99.1

MiX Telematics Announces Date of Fourth Quarter and Full Fiscal Year 2014 Earnings Conference Call and Webcast

MIDRAND, South Africa--(BUSINESS WIRE)--May 5, 2014--MiX Telematics Limited (NYSE:MIXT and JSE:MIX), a leading global provider of fleet and mobile asset management solutions, today announced it will report its fourth quarter and full fiscal year 2014 earnings results for the period ended March 31, 2014 before the U.S. financial markets open on Thursday, June 5, 2014.

MiX Telematics management will also host a conference call and audio webcast at 8:00 a.m. (Eastern Time) and 2:00 p.m. (South African Time) on June 5, 2014 to discuss the Company's financial results and current business outlook.

  The live webcast of the call will be available at the “Investor Information” page of the Company’s website, http://investor.mixtelematics.com.
  To access the call, dial 1-888-378-4350 (within the United States) or 0 800 980 989 (within South Africa) or 1-719-457-2639 (outside of the United States). The conference ID is 3228218.
  A replay of this conference call will be available for a limited time at 1-877-870-5176 (within the United States) or 1-858-384-5517 (within South Africa or outside of the United States). The replay conference ID is 3228218.
  A replay of the webcast will also be available for a limited time at http://investor.mixtelematics.com.

About MiX Telematics Limited

MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as software-as-a-service, or SaaS, to customers in 112 countries. The Company’s products and services provide enterprise fleets, small fleets and consumers with solutions for safety, efficiency and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE:MIX) and MIX Telematics American Depositary Shares are traded on the New York Stock Exchange (NYSE:MIXT). For more information visit www.mixtelematics.com.

CONTACT:
Investors:
ICR for MiX Telematics
Sheila Ennis, +1-855-564-9835
ir@mixtelematics.com